

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Stephen Vogel
Chief Executive Officer and Chairman of the Board
Tuscan Holdings Corp.
135 E. 57th Street, 18th Floor
New York, New York 10022

   Re: Tuscan Holdings Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed February 16, 2021
    File No. 001-38826

Dear Mr. Vogel:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 16, 2021

Interests of Tuscan's Directors,, page 25

1. Please revise to quantify the interests affiliates of InterPrivate have in the transactions, including how the amount of that interest is determined. Also revise to quantify the amount of reimbursement Tuscan's board will be entitled to receive.

Comparative Per Share Data, page 37

2. Please provide pro forma equivalent per share disclosures. Refer to the instructions to Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share data.

Risk Factors, page 38

3. We note the uncertain tax consequences you discuss in your disclosures beginning on

page 107. Please add a risk factor describing those consequences, the degree of uncertainty and the potential outcomes to investors. Please also revise your summary and Questions and Answers section to briefly highlight the uncertain tax consequences.

The Charter provides,, page 85

4. Please revise this risk factor and your disclosure on page 219 to describe the full scope of the provision you discuss, consistent with Annex B-1 to this filing.

Background of the Business Combination, page 96

5. Please revise to clarify how you determined the initial $2.4 billion valuation, as disclosed on page 99. Also revise to discuss how that valuation and the other material terms of the transaction changed during the negotiations of the parties, including proposals and counterproposals submitted by the parties.

Tuscan's Board of Directors' Reasons, , page 101

6. Please revise to describe the research and analysis of the comparable companies and transactions and "certain projections" that your board conducted in approving the transaction and in determining that the 80% test was satisfied. Currently, it is unclear from your disclosure what companies or transactions were considered, how they compare to this transaction and Microvast and what financial metrics were assessed. It is also unclear how the projections to which you refer were utilized by your board in reaching its conclusions. Given this, it is unclear how investors are able to evaluate your board's conclusions.

Registration Rights and Lock-up Agreement, page 124

7. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 125

8. Refer to note 4 on page 135. Please quantify the number of potentially dilutive securities that have been excluded from pro forma loss per share calculations because they are anti-dilutive.

The Charter Proposal, page 137

9. Please revise to describe the intended change to the exclusive forum provision in your charter. Please also revise to include this change as a separate proposal in your disclosure beginning on page 139.

Tuscan's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 158

10.   We note the marketable securities held in the Trust Account sustained a significant unrealized loss in the three months ended September 30, 2020. We further note that interest income decreased during the nine month period ended September 30, 2020 compared to the same prior year period. Your MD&A does not provide any insight behind the significant drivers of the changes in interest income or changes in value of the trust assets. Given your disclosure in the financial statements that the assets held in the Trust Account are substantially held in U.S. Treasury Bills, please expand your disclosures to more fully discuss the yield changes and loss and the investments involved.

Annual Cash Incentive Compensation Program, page 184

11.   Please reconcile the disclosure here that Microvast does not maintain an annual cash incentive program with your disclosure on page 185 regarding the terms of Mr. Kelterborn's employment agreement.

Microvast's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 187

12.   Please revise MD&A to more fully disclose and discuss the following:
   • The facts and circumstances related to the 56.1% decrease in revenue in 2019 that you attribute to a change in government subsidy policies in the PRC. Address the specific nature of the change, disclose when in 2019 the change occurred, and discuss how you determined the change was responsible for the decrease in revenue. Also, address your expectations regarding future subsidies and their potential impact on revenue trends.
   • The facts and circumstances related to the significant decrease in the gross profit margin in 2019, including the factors that resulted in negative gross profits during the three month period ended December 31, 2019. Also, address the inventory impairments you recorded during each period, including the reasons for the impairments, the potential impact of future impairments, and why inventory balance sheet amounts are so significant relative to cost of revenue during each related period.
   • More fully explain your billing terms and address why accounts and notes receivable balance sheet amounts at September 30, 2020, December 31, 2019 and December 31, 2018 represented 137% of revenue during the period ended September 30, 2020, 132% of revenue during 2019, and 102% of revenue during 2018.
   • More fully explain the specific nature of the construction in progress at each balance sheet date, including when the projects are expected to be completed and the amount of funding required for completion.
   • More clearly address how your common stock valuations during the periods presented relate to the fair value indicated by the current merger transaction.

Overview, page 187

13.   If you elect to highlight your relationships with customers or potential customers, please avoid vague terms like "long-term partnership" and "global cooperation agreement." Instead, revise to explain clearly the material features of the agreement, including the respective rights and obligations of the parties, termination provisions and duration.

Revenue, page 193

14.   Please revise to clarify the "change in government subsidy policies," how it impacted your operations as well as those of your suppliers and customers and whether that change remains in effect.

Index to Financial Statements, page F-1

15.   Please provide updated financial statements and related disclosures to the extent required by Rules 3-12/8-08 of Regulation S-X.

Tuscan Holdings - Financial Statements, page F-2

16.   Please revise the notes to the financial statements to update the current date through which the Company has to complete a Business Combination.

Microvast Inc. - Consolidated Financial Statements
21. Segment Information, page F-62

17.   Please disclose revenue and long-lived assets attributed to any individual countries that are material as required by ASC 280-10-50-41.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 5541-3397 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Alan Annex